Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Grandview Capital Acquisition Corp. (the “Company”) on Amendment No.1 to Form S-1 (File No. 333-261940), of our report dated August 20, 2021, except second paragraph of Note 8, as to which the date is December 29, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements Grandview Capital Acquisition Corp. as of December 31, 2020 and May 19, 2021 and for the periods October 21, 2020 through December 31, 2020 and January 1, 2021 through May 19, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

New York, NY

January 18, 2022